

January 17, 2023

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores Holdings, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City, Zhejiang Province
People's Republic of China, 310008

> **Re: China Jo-Jo Drugstores Holdings, Inc.**
> **Registration Statement on Form F-3**
> **Filed January 11, 2023**
> **File No. 333-269182**

Dear Lei Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen